UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GeoPetro Resources Company

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

37248H304

(CUSIP Number)

Calendar Year 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 37248H304

1.	Names of Reporting Persons. Stuart J. Doshi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,621,258

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,621,258

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,621,258

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer GeoPetro Resources Company
	(b)	Address of Issuer’s Principal Executive Offices One Maritime Plaza, Suite 700, San Francisco, CA 94111

Item 2.
	(a)	Name of Person Filing Stuart J. Doshi
	(b)	Address of Principal Business Office or, if none, Residence One Maritime Plaza, Suite 700, San Francisco, CA 94111
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common stock, no par value.
	(e)	CUSIP Number 37248H304.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J)

Item 4.	Ownership
	(a)	Number of shares beneficially owned: 4,621,258
	(b)	Percent of class: 13.1%
	(c)	Number of shares as to which such person has:
		i.	Sole power to vote or direct the vote: 4,621,258
		ii.	Shared power to vote or direct the vote: 0
		iii.	Sole power to dispose or to direct the disposition of: 4,621,258
		iv.	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[Signature page follows.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

February 14, 2009
Date
/s/ Stuart J. Doshi
Signature
Stuart J. Doshi
Name/Title